UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note
On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.
Court Order and Judgment
At the conclusion of a hearing held on 15 and 16 August 2023 in proceedings bearing cause number FSD 108 of 2022 (IKJ) (the “Proceedings”), the Court pronounced its finding that it had an inherent jurisdiction to set aside a Judgment it had delivered in the Proceedings on 29 July 2022. The Court further held, inter alia, that the injunction it had previously granted restraining the implementation of any resolutions to be passed at the extraordinary general meeting of the Company held on 16 June 2022 should be discharged. The Court’s oral pronouncement of its findings, including in respect of the discharging of the said injunction, have subsequently been recorded in a formal Order of the Court dated 29 August 2023 (filed by the Court on 8 September 2023) and written reasons in respect of the same were delivered on 8 September 2023, which Order and written reasons are attached herewith.
Board Appointments
On September 28, 2023, the JPLs executed a resolution providing for the appointment of the following additional directors to the Company’s board, to the extent such directors were not already validly appointed by resolution of the members of the Company passed on June 16, 2022: Zhai Lingyun; Liu Guojun; Wang Yang; Liu Shian; Michael Steven Weiss; and Xu Ping.

EXHIBIT INDEX
Exhibit Description of Exhibit

99.1	Order of the Court dated 29 August 2023
99.2	Written Reasons for Order dated 8 September 2023
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Margot Maclnnis
Name:	Margot MacInnis
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: September 29, 2023